UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Arena Group Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

040044109

(CUSIP Number)

Manoj Bhargava

38955 Hills Tech Drive, Farmington Hills, MI 48331

248-960-1700

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 11, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 040044109	Page 2 of 3 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Manoj Bhargava
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,512,236
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,512,236
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,512,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	44.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Based on 23,834,891 shares of Common Stock outstanding as of November 10, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 14, 2023.

SCHEDULE 13D/A

CUSIP No. 040044109	Page 3 of 3 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Simplify Inventions, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,512,236
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,512,236
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,512,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	44.1%[2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

2 Based on 23,834,891 shares of Common Stock outstanding as of November 10, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 14, 2023.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statements on Schedule 13D originally filed by the Reporting Persons on December 7, 2023 (as amended from time to time, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

On December 11, 2023, the Board of Directors of the Issuer appointed Manoj Bhargava as interim Chief Executive Officer of the Issuer, effective December 11, 2023.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2023

Manoj Bhargava

By:	/s/ Manoj Bhargava
Name:	Manoj Bhargava

Simplify inventions, llc

By:	/s/ Manoj Bhargava
Name:	Manoj Bhargava
Title:	Manager

[Signature Page to Schedule 13D/A]